October 3, 2014

Via EDGAR

Mr. Daniel Leslie

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BCE Inc. – Form 40-F for the Fiscal Year Ended December 31, 2013

Filed March 12, 2014 - File No. 1-08481

Dear Mr. Leslie:

On behalf of BCE Inc. (“BCE”), this acknowledges receipt of the Staff’s comment letter dated September 22, 2014. In the letter the Staff requested that BCE provide a response within ten business days or that it advise the Staff when it will provide a response.

As Ildo Ricciuto discussed with you earlier today, BCE plans to submit its response to the comment letter no later than October 10, 2014. The additional time will allow relevant personnel to perform the work necessary for thorough responses and will also permit time for required review of the responses prior to their submission to the Staff.

If you have any questions concerning this matter please contact the undersigned at (212) 558-4016.

Very truly yours,

/s/ Donald R. Crawshaw
Donald R. Crawshaw
cc:	Cecilia Blye

(Office of Global Security Risk,

Division of Corporation Finance,

Securities and Exchange Commission)

Ildo Ricciuto

(BCE Inc.)